Exhibit 99.1

               SOUTH TEXAS OIL COMPANY ANNOUNCES KEY ACQUISITION

Austin, Texas - March 7, 2007 - South Texas Oil Company (OTCBB: STXX), an independent energy company active in the acquisition, development and operation of oil and gas properties, today announced the acquisition of leasehold acreage, oil and gas interests and other related assets.

South Texas Oil Company's President, Murray Conradie stated, "We are pleased to announce this acquisition of leasehold acreage, various working interests and related assets in approximately 18,000 acres in south central Texas. Total production reported with the Railroad Commission in Texas for these leases in December 2006 was 341 bopd and 1,020,000 cubic feet of gas per day. Based on the interests being acquired and current oil and gas pricing, we anticipate positive annual cash flow of approximately $1,900,000 being generated from the existing production."

"The acquisition will be paid for by issuing 2,000,000 shares of restricted stock, $3 million in cash and the issuance of a note for $4 million," stated Mr. Conradie.

"We are extremely excited about this acquisition as a large amount of the acquired acreage in which we hold a 75% working interest, is made up of a significant new find that holds the potential for over 100 new wells with anticipated production of 150 bopd each. Additionally, we are committing a further $10 million to develop the existing leases, drill and produce the new find and seek additional producing properties. An amount of $500,000 has been advanced against this commitment to immediately undertake drilling and acquire additional acreage," concluded Mr. Conradie.

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company was formed for the purpose of the development and operation of oil and gas properties. The Company currently has mineral interests in 43,244 acres of oil and gas properties made up of approximately 20,000 acres in north east Colorado, 18,000 acres in south central Texas, 3,605 acres in Frio County, Texas and 1,639 in Atascosa County, Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks is contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

Investor Contact:
BPC Financial Marketing
John Baldissera
800-368-1217